Arco Reports Second Quarter 2023 Results

Healthy cash generation trend continues in the 2023 cycle

Financial & Management Solutions post strong growth with margin gains

São Paulo, Brazil, August 31, 2023 – Arco Platform Limited, or Arco or the Company (Nasdaq: ARCE), today reported financial and operating results for the second quarter ended June 30, 2023.

2Q23
Consolidated

Net revenue	Cash gross profit
R$471.0M	R$330.4M
+14.3% YoY	+5.8% YoY
Adj. EBITDA	**Adj. net income**
R$83.5M	R$78.1M
-24.6% YoY	n/a

1H23
Consolidated

Net revenue	Cash gross profit
R$1,005.9M	R$700.6M
+19.4% YoY	+7.5% YoY
Adj. EBITDA	**Adj. net income**
R$194.2M	R$36.1M
-24.6% YoY	+347.3%

2Q23
Pedagogical business

Net revenue

R$395.7M

-4.0% YoY

Adj. EBITDA

R$85.3M

-22.9% YoY

CTD23
Pedagogical business

Net revenue

R$1,532.6M

+18.0% YoY

Adj. EBITDA

R$556.7M

+16.3% YoY

Consolidated 2Q23 and 1H23 figures include full results of isaac, our most recent acquisition, that is reported within financial & management segment. Therefore, for an accurate comparison year over year we recommend investors to reach pedagogical business figures (core & supplemental solutions).

Note: Please see adjusted EBITDA reconciliation and adjusted Net Income reconciliation on page 15.

2Q23 & 1H23 Highlights

•	Net revenue for the second quarter was R$471.0 million, a 14.3% YoY increase, with Core solutions totaling R$371.9 million (+1.2% YoY), Supplemental solutions totaling R$23.8 million (-46.9% YoY due to a different distribution of the ACV recognition per quarter relative to last year) and financial & management solutions (F&M) posting a significant 104.3% YoY growth (versus 2Q22 pro-forma figures, prior to isaac’s acquisition by Arco) with R$ 75.3 million.

Net revenue for pedagogical business (Core and Supplemental solutions) decreased 4.0% YoY in the second quarter due to deliveries’ seasonality (20.5% ACV recognition in 2Q23 vs. 26.4% in 2Q22) and part of June deliveries deferred to July, impacting 2Q23 ACV recognition in approximately R$ 36 million. Cycle-to-date figures (October through June) reaffirm the solid ACV growth expected for the 2023 cycle, with Core totaling R$1,210.9 million (+17.0% YoY) and Supplemental totaling R$331.6 million (+23.6% YoY).

In June 2023, Arco reached 79.4% of its 2023 ACV recognized cycle-to-date vs. 83.2% in June 2022. We recommend that investors analyze our P&L performance on a cycle-to-date basis, for a more accurate assessment of the business underlying profitability trends.

•	Cash gross margin (gross margin excluding depreciation and amortization) on a consolidated basis was 70.2% in 2Q23 (versus 75.8% in 2Q22) and 69.7%, in 1H23 (versus 77.4% in 1H22).

Pedagogical business cash gross margin was 74.9% in 2Q23 (versus 75.8% in 2Q22) and 74.7% in CTD23 (versus 79.3% in CTD22). 1H23 printing costs were affected by the previously discussed price increases in the paper supply chain in the end of 2022 (consequence of pulp and paper commodity prices hike), as printing contracts are negotiated in advance of the collections. We continue to roll out cost reduction initiatives, such as the centralization of our supply operations to capture scale gains, which we expected to offset and outpace such recent and punctual external cost pressures and expect positive outcomes on 2H23 and, specially, in the 2024 cycle.

•	In 2Q23, consolidated selling expenses excluding depreciation and amortization totaled R$177.3 million (+20.3% YoY). For 1H23, consolidated selling expenses excluding depreciation and amortization totaled R$338.6 (+18.7 YoY).

Pedagogical business posted R$160.0 million in selling expenses in 2Q23 (+8.6% YoY). Cycle-to-date selling expenses for the pedagogical business reached R$465.9 million, up 15.9% YoY and representing 30.4% of revenues in the cycle, vs 31.0% in the same period 2022.

•	General and administrative expenses (G&A) figures excluding depreciation and amortization totaled R$115.7 million in 2Q23 (+75.4% YoY), an increase driven by the consolidation of isaac structure. For the first six months of 2023, G&A expenses excluding depreciation and amortization were R$267.1 (+92.7% YoY) mostly related to isaac operations (teams & tech).

Pedagogical business G&A expenses excluding depreciation and amortization reached R$92.1 million (+39.6% YoY versus 2Q22). Cycle-to-date G&A for the pedagogical business increased 17.7% YoY, representing 16.0% of revenues in the 2023 cycle, vs 16.1% in the same period 2022.

•	Consolidated adjusted EBITDA was R$83.5 million in 2Q23 (-24.6% YoY), with an adjusted EBITDA margin of 17.7%. In 1H23, consolidated adjusted EBITDA was R$194.2 (-24.6% YoY), with an adjusted EBITDA margin of 19.3% (vs. 30.6% for the same period in 2022).

Pedagogical business delivered an adjusted EBITDA of R$85.3 million (-22.9% YoY) with an adjusted EBITDA margin of 21.6% versus 26.9% in 2Q23, pressured by the lower revenue recognition seasonality. In the 2023 cycle-to-date, adjusted EBITDA margin was 36.3% for the pedagogical business versus 36.8% CTD 22. As previously mentioned, atypical deliveries deferring to July not only impacted revenue recognition but also Adjusted EBITDA cycle to date. For a better comparable analysis cycle to date, we have included July results. In the period between October and July, 2023 cycle posted a 23% adjusted EBITDA growth, delivering 36.3% Adjusted EBITDA margin, versus 34.8% margin in the 2022 cycle until July. We reiterate our 2023 guidance for EBITDA margin between 36.5% and 38.5%.

F&M vertical posted an adjusted EBITDA of R$(1.8) million in 2Q23, versus a pro-forma R$(32.5) million in 2Q22 (prior to the acquisition by Arco), representing an EBITDA margin improvement of 85.8 p.p., from (88.3)% in 2Q22 to (2.4%) in 2Q23. In 1H23, F&M posted an Adjusted EBITDA margin of (12.2)% versus a pro forma (92.4)% margin in the first half of 2022.

•	Consolidated adjusted net income (loss) in 2Q23 was R$78.1 million, with an adjusted net margin of 16.6% (versus -5.6% in 2Q22). For 1H23, consolidated adjusted net income totalized R$36.1 million, with an adjusted net margin of 3.6% (versus 1.0% in 1H22).

•	Consolidated cash from operations in the 1H23 reached R$365.5 million (up from R$294.3 million in 1H22). For the first half of the year, free cash flow to firm (managerial) was R$252.7 million, a R$96.1 million improvement compared to the R$156.6 million free cash flow to firm of 1H22. After interest payment, Arco generated R$ 47.7 million of free cash flow (representing 4.7% of net revenues) in the first half of 2023 (vs. R$85.4 million in 1H22, representing 10.1% of net revenues).

Free cash flow to firm (managerial) Consolidated	1H23	1H22	% of net revenue 1H23	% of net revenue 1H22	YoY (% of net revenues)
Adjusted EBITDA	194.2	257.3	19.3%	30.6%	-11.3 p.p
(+/-) Non-cash adjustments	60.1	(15.6)	6.0%	-1.9%	+7.8 p.p
(+/-) Working capital	111.2	52.6	11.1%	6.2%	+4.8 p.p
(-) Income taxes paid	(33.4)	(47.5)	-3.3%	-5.6%	+2.3p.p
(-) CAPEX¹	(79.4)	(90.2)	-7.9%	-10.7%	+2.8p.p
Free cash flow to firm (managerial)	252.7	156.6	25.1%	18.6%	+6.5p.p

1)	Excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition).

Pedagogical business free cash flow to firm keeps the pace from previous quarter, delivering significant improvement year over year. Free cash flow to firm (managerial) cycle-to-date was R$205.2 million, R$285.9.0 million above the R$(80.7) million free cash flow to firm of CTD 2022, showing important improvements across cash flow drivers, including working capital, capex and taxes.

Free cash flow to firm (managerial) Pedagogical	CTD23	CTD22	% of net revenue CTD23	% of net revenue CTD22	YoY (% of net revenues)
Adjusted EBITDA	556.7	478.5	36.3%	36.8%	(0.5) p.p.
(+/-) Non-cash adjustments	71.0	(3.6)	4.6%	-0.3%	+4.9 p.p.
(+/-) Working capital	(283.2)	(318.9)	-18.5%	-24.6%	+6.1 p.p.
(-) Income taxes paid	(36.0)	(49.4)	-2.3%	-3.8%	+1.5 p.p
(-) CAPEX¹	(103.3)	(187.4)	-6.7%	-14.4%	+7.7 p.p.
Free cash flow to firm (managerial)	205.2	(80.7)	13.4%	-6.2%	+19.6 p.p.

1)	Excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition).

To obtain better price conditions for the 2024 cycle, we anticipated the paper acquisition in 2Q23 versus previous years (R$58M as of June), increasing inventory levels earlier in the cycle. To maintain comparability between quarters, we have disclosed a pro-forma days of inventory, adjusted by the paper acquisition.

•	Pedagogical solutions days of sales outstanding (DSO) in 2Q23 was 142 days vs 141 days in the 2Q22. Delinquency figures for pedagogical business continue posting YoY improvement and ended 2Q23 at 4.6% from 5.6% in 2Q22 and 5.3% in 1Q23, driven by our collection initiatives.

Provision for expected credit losses Pedagogical business (R$M)	2Q23	2Q22	YoY	1Q23	QoQ
Allowance for doubtful accounts	2.1	0.4	425.0%	5.5	-61.8%
% of net revenue	0.4%	0.1%	0.3 p.p.	1.2%	-0.8 p.p.

Days of sales outstanding		June. 30, 2023	June. 30, 2022	YoY	June. 30 2023 (pedagogical)	June 30, 2022	YoY
Trade receivables (R$M)		983.1	687.6	43.0%	794.4	687.6	15.5%
(-) Allowance for doubtful accounts		(151.7)	(79.7)	90.2%	(91.8)	(79.7)	15.1%
Trade receivables, net (R$M)		831.4	607.8	36.8%	702.6	607.8	15.6%
Net revenue LTM pro-forma¹		1,939.1	1,568.9	23.6%	1,801.3	1,568.9	14.8%
Adjusted DSO		156	141	10.6%	142	141	0.7%

1)	Calculated as net revenues for the last twelve months (for 2022 added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations).

CAPEX in 2Q23 was R$42.4 million, or 9.0% of net revenue (versus 10.5% of net revenue in 2Q22, when excluding R$ 8.7 million from PGS and Mentes acquisition). Pedagogical business CAPEX was R$ 30.1 million, or 7.6% of net revenue (versus 10.5% of net revenue in 2Q22). In the 2023 cycle to date, CAPEX reached 6.7% of revenues vs 14.4% in the 2022 cycle so far and has contributed to significant expansion on the Adj. EBITDA minus CAPEX metric that reached 29.6% cycle to date in June, 2023, versus 22.4% cycle to date 2022.

CAPEX (R$M) - Consolidated	2Q23	2Q22	YoY	1Q23	QoQ
Acquisition of intangible assets¹	39.2	41.5	-6%	35.4	11%
Educational platform - content development	(0.3)	4.5	-126%	0.3	-485%
Educational platform - platforms & tech	14.4	17.9	-20%	17.6	-18%
Software	21.7	16.5	32%	15.7	38%
Copyrights and others	3.3	2.6	61%	1.8	133%
Acquisition of PP&E	3.2	1.7	89%	1.6	101%
TOTAL¹	42.4	43.2	-2%	37.0	15%

1)	For 2022 excludes R$14.2 million related to M&A payments (PGS’ and Mentes’ acquisition).

•	Arco’s corporate restructuring is ongoing and progressing as planned. Future incorporation processes include Escola da Inteligência (2023), Pleno (2023) and SAE Digital (2024). As we keep incorporating other businesses into CBE, we expect to capture additional tax benefits and therefore further reduce our effective tax rate, currently at 8.4% in 1H23 (versus 10.3% in 1H22).

Intangible assets - net balances (R$M)	June 30, 2023	June 30, 2022	YoY	Mar. 31, 2023	QoQ
Business Combination	3,530.4	2,949.9	19.7%	3,522.4	0.2%
Trademarks	476.7	488.8	-2.5%	486.7	-2.1%
Customer relationships	226.4	255.8	-11.5%	236.6	-4.3%
Educational system	189.1	224.6	-15.8%	198.0	-4.5%
Softwares	10.3	8.6	19.8%	14.3	-28.0%
Educational platform	4.6	4.4	4.5%	5.1	-9.8%
Others¹	13.6	16.8	-19.0%	17.1	20.5%
Goodwill	2,609.7	1,950.9	33.8%	2,564,9	1.7%
Operational	333.2	288.1	15.7%	329.6	1.1%
Educational platform²	169.9	200.1	-15.1%	179.4	-5.3%
Softwares	136.5	77.1	77.0%	124.2	9.9%
Copyrights	26.8	10.8	148.1%	26.0	3.1%
Customer relationships	-	0.1	n/a	-	n/a
TOTAL	3,863.6	3,253.9	18.7%	3,852.0	0.3%

1)	Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	2Q23	2Q22	YoY	1Q23	QoQ
Business Combination	(79.6)	(73.5)	8.3%	(80.5)	-1.1%
Trademarks	(8.9)	(8.0)	11.3%	(7.9)	12.7.%
Customer relationships	(8.5)	(9.4)	-9.6%	(10.8)	-21.3%
Educational system	(8.8)	(9.4)	-6.4%	(8.8)	0.0%
Softwares	(1.4)	(0.7)	100.0%	(1.2)	16.7%
Educational platform	(0.3)	(0.2)	50.0%	(0.2)	50.0%
Others¹	(1.6)	(1.5)	6.7%	(1.5)	6.7%
Goodwill	(50.1)	(44.3)	13.1%	(50.1)	0.0%
Operational	(38.9)	(29.1)	33.7%	(35.7)	9.0%
Educational platform²	(25.1)	(21.7)	15.7%	(27.4)	-8.4%
Softwares	(11.6)	(5.4)	114.8%	(6.2)	87.1%
Copyrights	(2.2)	(1.8)	22.2%	(2.1)	4.8%
Customer relationships	-	(0.2)	-100.0%	-	n/a
TOTAL	(118.5)	(102.5)	15.6%	(116.2)	2.0%
Business Combination	(79.6)	(73.5)	8.3%	(80.5)	-1.1%

1)	Non-compete agreements and rights on contracts. 2) Includes content development in progress.

Amortization of intangible assets (R$M)	Impacts P&L	Originates tax benefit	Amortization with tax benefit in 2Q23²
			Amortization	Tax benefit	Impact on net income
Business Combination			(103.6)	19.9	(83.7)
Trademarks	Yes	Yes²	(8.9)	0.8	(8.1)
Customer relationships	Yes	Yes²	(9.4)	1.0	(8.4)
Educational system	Yes	Yes²	(8.9)	0.9	(7.9)
Educational platform	Yes	Yes²	(25.1)	-	(25.1)
Others¹	Yes	Yes²	(1.2)	0.1	(1.1)
Goodwill	No	Yes²	(50.1)	17.1	(33.1)
Operational	Yes	Yes	(73.1)	24.8	(48.2)
TOTAL			(176.7)	44.7	(131.9)

1)	Non-compete agreements and rights on contracts. 2) Amortizations are tax deductible only after the incorporation of the acquired business.

Amortization of intangible assets from business combination that generate tax benefit – breakdown by type (R$M)	Businesses with current tax benefit				Undefined²
	2023	2024	2025	2026+
Trademarks	27	27	27	318	65
Customer relationships	25	25	25	59	111
Educational system	27	27	27	106	32
Software license	-	-	-	-	10
Rights on contracts	1	1	1	2	1
Others	2	2	1	1	8
Goodwill	237	231	227	761	343
Total	319	313	308	1.247	571
Maximum tax benefit	108	106	105	424	194

Amortization of intangible assets from business combination that generate tax benefit – breakdown by solutions (R$M)	Businesses with current tax benefit				Undefined²
	2023	2024	2025	2026+
Geekie	42	42	42	279	-
NAVE	9	9	9	11	-
P2D	89	89	89	364	-
Positivo, Conquista, PES English	170	170	168	593	-
Other Companies	9	3	-	-	-
Acquired companies not yet incorporated	N/A	N/A	N/A	N/A	571
Total	319	313	308	1.247	571
Maximum tax benefit	108	106	105	424	194

•	Arco’s cash and cash equivalents plus financial investments position as of June 30th, 2023 was R$549.9 million, while financial debt¹ and accounts payable to selling shareholders were R$2,451.9 million, resulting in a net debt of R$1,902.0 million.

1)	Excludes Convertible notes: considers the conversion into equity of the convertible senior notes with no future disbursement of principal (US$150 M) issued on Nov 30, 2021. These notes mature in 7 years, on Nov 15, 2028, and bear interest at 8% per year fixed in Brazilian reais (R$66 M per year). 2) Cash position refers to cash and cash equivalents plus financial investments (short and long term) plus the New Debentures and FIDIC (issued in 3Q23). 3) Amount subject to an arbitration process. Please reference the Financial Statements as of June 30th, 2023, for additional details.

•	In July, Arco concluded the issuance of 550,000 non-convertible debentures, each at a par value of R$1,000 (the “Debentures”), totaling R$550 million (approximately US$115 million), for public distribution in Brazil with restricted placement efforts to institutional investors (the “Offering”). The Offering is part of Arco’s balance sheet management strategy to strengthen its cash position, and to extend its debt maturity profile. The Debentures mature on July 12, 2028, with the principal to be amortized in three equal instalments payable on July 12, 2026, July 12, 2027, and July 12, 2028. The Debentures bear interest at 100% of the CDI interest rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 2.60% per annum, payable semi-annually on January 12 and July 12, and are guaranteed by Arco Educação S.A.

•	In August, isaac announced the first K-12 dedicated FIDC (Receivables-backed investment fund). The raised amount totaled R$112 million with amortization in 2025. This allows isaac to raise capital from third parties to fund its revenue guarantee product working capital. The fundraising was oversubscribed, despite the lack of track-record, which we expect to reduce cost of capital significantly as the operation matures.

•	In August 10, Arco announced that entered into agreement to go private. Please refer to press-release from August 10 and 6K filled on August 11 for more details (available at https://investor.arcoplatform.com/).

Conference Call Information

Arco will discuss its first quarter 2023 results today, August 31, 2023, via a conference call at 5 p.m. Eastern Time (6 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942 or +55 (11) 4090-1621. For enhanced audio connection investors may connect through Web Phone (access code: 7636515).

An audio replay of the call will be available through September 6th, 2023, by dialing +55 (11) 4118-5151 and entering access code 219191#. A live and archived Webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered millions of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-GAAP financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Managerial Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics - Pedagogical

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Key Business Metrics – Financial & Management (“revenue guarantee” solution)

Contracted schools are the primary operating metric and represent the total number of schools with active contracts with isaac. Schools sign contracts for 1 year (or longer) with isaac to guarantee tuition from all of the enrolled students. After signing and onboarding a partner school, services can be initiated at any month of the year.

Total payment value (TPV) indicates the full amount to be transacted by isaac to contracted schools. It is calculated by the total tuition fee owed by parents to their schools.

Take rate is the primary revenue driver and is a percentage of TPV agreed upon contract signing. It is priced upon school sign-up based on school historical delinquency rate, risk profile and operating costs. It may be renegotiated or adjusted based on the contract’s performance.

Annual recurring revenue (ARR) is the contracted annualized revenue for a given month. Annual contracts and recurring nature make ARR a good proxy for growth, given isaac’s high growth profile, mitigating seasonal and onboarding effects.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Managerial Free Cash Flow and Reconciliation of Taxable Income and which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan and restricted stock units, plus provision for payroll taxes (restricted stock units), plus/minus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees (which refers to gains related to capital contribution from others on investees leading to an increase in equity of the investee) and plus non-recurring expenses (expenses related to our organizational restructuring in such as consulting services expenses and workforce reduction expenses). We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income (Loss) as profit (loss) for the year (or period), plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus M&A expenses (expenses related to acquisitions, and legal services mainly due to International School arbitration), minus other changes to equity accounted on investees (which refers to gains related to capital contribution from others on investees leading to an increase in equity of the investee), plus non-recurring expenses (expenses related to our organizational restructuring in such as consulting services expenses and workforce reduction expenses), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) trademarks, (ii) customer relationships, (iii) educational system, (iv) software resulting from acquisitions, (v) educational platform, (vi) non-compete agreement and (vii) rights on contracts), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest expenses, net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus/minus non-cash adjustments related to derivatives and convertible notes (which Refers to changes in fair value of derivative instruments from put option to convert senior notes) and plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (loss), which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

We calculate Managerial Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets, adjusted by M&A-related payments that may be classified as CAPEX or as payment of contingent consideration. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We calculate Taxable Income Reconciliation as profit (loss) for the year (or period) adjusted for permanent and temporary additions and exclusions (for example, adjustments to provisions and amortizations in the period) and for all tax benefits that Arco is entitled to (for example, goodwill). The effective tax rate will be the current taxes for the period divided by the taxable income. In Brazil, taxes are charged based on the taxable income, not the accounting income, which means companies can have an accounting loss and a taxable profit. Additionally, Arco owns several companies and taxes are calculated individually.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin and Managerial Free Cash Flow and Taxable Income Reconciliation are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Managerial Free Cash Flow and Taxable Income Reconciliation may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/

Arco Platform Limited

Interim condensed consolidated statements of financial position

	June 30,	December 31,
(In thousands of Brazilian reais)	2023	2022
Assets	(unaudited)
Current assets
Cash and cash equivalents	400,326	216,360
Financial investments	117,131	391,785
Trade receivables	831,428	856,887
Inventories	283,723	254,060
Recoverable taxes	71,173	67,166
Related parties	-	3,956
Other assets	136,376	82,515
Total current assets	1,840,157	1,872,729

Non-current assets
Financial investments	32,441	30,861
Recoverable taxes	9,189	11,108
Deferred income tax	484,919	337,267
Other assets	75,315	78,038
Investments and interests in other entities	22,820	111,631
Property and equipment	53,362	59,031
Right-of-use assets	60,152	68,696
Intangible assets	3,863,557	3,184,047
Total non-current assets	4,601,755	3,880,679

Total assets	6,441,912	5,753,408

Liabilities
Current liabilities
Trade payables	236,346	182,748
Labor and social obligations	138,718	89,044
Lease liabilities	33,584	34,329
Loans and financing	99,809	102,873
Derivative financial instruments	6,946	3,693
Taxes and contributions payable	10,393	9,488
Income taxes payable	11,946	28,576
Advances from customers	111,768	16,079
Accounts payable to selling shareholders	808,331	1,060,746
Other liabilities	6,989	6,013
Total current liabilities	1,464,830	1,533,589

Non-current liabilities
Labor and social obligations	4,652	1,451
Lease liabilities	35,836	42,576
Loans and financing	1,788,802	1,833,956
Derivative financial instruments	63,590	110,154
Provision for legal proceedings	2,369	3,174
Accounts payable to selling shareholders	349,696	330,457
Other liabilities	217	621
Total non-current liabilities	2,245,162	2,322,389

Equity
Share capital	14	11
Capital reserve	2,763,402	2,009,799
Treasury shares	-	(8,205)
Share-based compensation reserve	151,101	95,008
Accumulated losses	(182,597)	(199,183)
Total equity	2,731,920	1,897,430

Total liabilities and equity	6,441,912	5,753,408

Arco Platform Limited

Interim condensed consolidated statements of income

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais, except earnings per share)	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	470,962	412,137	1,005,868	842,174
Cost of sales	(178,973)	(133,054)	(394,707)	(249,632)
Gross profit	291,989	279,083	611,161	592,542

Operating expenses:
Selling expenses	(206,332)	(174,439)	(397,503)	(338,792)
General and administrative expenses	(129,029)	(80,037)	(292,711)	(166,137)
Other (expense) income, net	3,766	1,676	159,953	19,070
Operating (loss) profit	(39,606)	26,283	80,900	106,683

Finance income	78,221	214,382	181,152	373,615
Finance costs	(147,622)	(238,485)	(309,524)	(363,586)
Finance result	(69,401)	(24,103)	(128,372)	10,029

Share of loss of equity-accounted investees	(591)	(14,294)	(1,443)	(19,936)

(Loss) profit before income taxes	(109,598)	(12,114)	(48,915)	96,776
Income taxes - income (expense)
Current	416	8,038	(14,669)	(13,809)
Deferred	35,146	(9,265)	80,170	6,351
Total income taxes – income (expense)	35,562	(1,227)	65,501	(7,458)

Net (loss) profit for the period	(74,036)	(13,341)	16,586	89,318

Basic (loss) earnings per share – in Brazilian reais
Class A	(1.12)	(0.24)	0.25	1.59
Class B	(1.12)	(0.24)	0.25	1.59
Diluted (loss) earnings per share – in Brazilian reais
Class A	(1.19)	(0.24)	(0.91)	(1.45)
Class B	(1.12)	(0.24)	0.25	1.59

Weighted-average shares used to compute net (loss) profit per share:
Basic	66,242	55,917	66,012	56,008
Diluted	71,888	61,089	71,678	61,680

Arco Platform Limited

Interim condensed consolidated statements of cash flows

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
(Loss) profit before income taxes	(109,598)	(12,114)	(48,915)	96,776
Adjustments to reconcile (loss) profit before income taxes to cash from operations
Depreciation and amortization	80,779	74,302	173,955	140,083
Inventory allowances	14,521	10,940	23,885	13,339
Provision (reversal) for expected credit losses	36,351	(372)	66,428	(6,603)
Loss (profit) on sale/disposal of property and equipment and intangible	502	(114)	1,044	(192)
Fair value change in derivative financial instruments	2,920	(84,320)	(40,874)	(95,973)
Fair value adjustment in accounts payable to selling shareholders	8,695	(33,348)	26,296	(26,320)
Share of loss of equity-accounted investees	591	14,294	1,443	19,936
Share-based compensation plan	20,306	2,851	41,130	9,046
Accrued interest on loans and financing	67,262	56,774	137,124	105,544
Interest accretion on accounts payable to selling shareholders	39,700	45,744	82,522	89,674
Interest from financial investments	(2,076)	(17,793)	(3,406)	(38,353)
Interest on lease liabilities	2,309	1,126	5,233	2,287
(Reversal) provision for legal proceedings	22	11	(821)	106
Provision for payroll taxes (restricted stock units)	5,560	177	2,427	(3,083)
Foreign exchange effects, net	(32,310)	61,644	(48,501)	(43,662)
Fair value of previously held interest in associate	(13,863)	-	(170,277)	-
Gain on changes of interest of investment	-	(1,345)	-	(17,758)
Loss on sale of investment	7,439	-	7,439	-
Other financial expense (income), net	(536)	(2,205)	(1,760)	(3,128)
	128,574	116,252	254,372	241,719
Changes in assets and liabilities
Trade receivables	148,292	202,582	60,511	(4,344)
Inventories	(75,779)	(29,786)	(60,460)	(27,671)
Recoverable taxes	1,812	5,266	8,153	8,448
Other assets	(10,508)	(27,067)	(39,756)	(35,077)
Trade payables	18,296	22,182	42,909	51,637
Labor and social obligations	1,683	11,630	25,265	25,745
Taxes and contributions payable	(8,938)	228	(1,584)	(978)
Advances from customers	(128,437)	(109,529)	78,783	25,641
Other liabilities	14,720	(196)	(2,654)	9,228
Cash from operations	89,715	191,562	365,539	294,348
Income taxes paid	(2,222)	(4,792)	(33,387)	(47,474)
Interest paid on lease liabilities	(1,859)	(1,039)	(4,223)	(2,346)
Interest paid on accounts payable to selling shareholders	(73,341)	(36,536)	(73,568)	(36,914)
Interest paid on loans and financing	(16,646)	(16,412)	(127,239)	(31,992)
Payments for contingent consideration	(19,620)	(70,541)	(37,221)	(70,541)
Payment for stock options	-	(75,578)	-	(75,578)
Net cash flows (used in) from operating activities	(23,973)	(13,336)	89,901	29,503

Investing activities
Acquisition of property and equipment	(3,174)	(1,726)	(4,818)	(8,398)
Payment of investments and interests in other entities	-	-	(20)	(18)
Cash attributed from acquisition of subsidiaries	-	-	164,252	-
Sale of interest in subsidiary, net of cash sold	452	-	452	-
Acquisition of intangible assets	(39,200)	(50,241)	(74,596)	(96,053)
Purchase of financial investments	(74,674)	(362,091)	(184,466)	(529,891)
Redemption of financial investments	69,334	729,613	451,639	1,152,356
Interest received from financial investments	1,641	14,666	9,307	18,428
Loans to related parties	-	(4,812)	-	(4,812)
Net cash flows (used in) from investing activities	(45,621)	325,409	361,750	531,612

Financing activities
Purchase of treasury shares	-	(16,893)	-	(51,616)
Payment of lease liabilities	(8,896)	(5,712)	(18,900)	(12,005)
Payment of accounts payable to selling shareholders	(209,316)	(119,293)	(236,474)	(121,270)
Loans and financing payments	(5,899)	(5,469)	(11,854)	(211,329)
Net cash flows used in financing activities	(224,111)	(147,367)	(267,228)	(396,220)

Foreign exchange effects on cash and cash equivalents	123	1,743	(457)	(285)
(Decrease) increase in cash and cash equivalents	(293,582)	166,449	183,966	164,610

Cash and cash equivalents
At the beginning of the period	693,908	209,304	216,360	211,143
At the end of the period	400,326	375,753	400,326	375,753
(Decrease) increase in cash and cash equivalents	(293,582)	166,449	183,966	164,610

Arco Platform Limited
Reconciliation of Non-GAAP Measures

Reconciliation of Adjusted EBITDA

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit for the period	(74,036)	(13,341)	16,586	89,318
(+/-) Income taxes	(35,562)	1,227	(65,501)	7,458
(+/-) Finance result	69,401	24,103	128,372	(10,029)
(+) Depreciation and amortization	80,779	74,302	173,955	140,083
(+) Share of loss of equity-accounted investees	591	14,294	1,443	19,936
EBITDA	41,173	100,585	254,855	246,766
(+) Share-based compensation plan	22,944	3,726	59,924	19,149
(+) Share-based compensation plan and restricted stock units	20,306	1,810	41,130	9,830
(+) Provision for payroll taxes (restricted stock units)	2,638	1,916	18,794	9,319
(+) M&A expenses	14,307	7,714	17,396	9,186
(-) Other changes to equity accounted investees	(13,863)	(1,345)	(170,277)	(17,758)
(+) Non-recurring expenses	18,907	-	32,255	-
Adjusted EBITDA	83,468	110,680	194,153	257,343

Revenue	470,962	412,137	1,005,868	842,174
EBITDA Margin	8.7%	24.4%	25.3%	29.3%
Adjusted EBITDA Margin	17.7%	26.9%	19.3%	30.6%

Reconciliation of Adjusted Net Income (Loss)

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net profit (loss) for the period	(74,036)	(13,341)	16,586	89,318
(+) Share-based compensation plan	22,944	3,726	59,924	19,149
(+) Share-based compensation plan and restricted stock units	20,306	1,810	41,130	9,830
(+) Provision for payroll taxes (restricted stock units)	2,638	1,916	18,794	9,319
(+) M&A expenses	14,307	7,714	17,396	9,186
(-) Other changes to equity accounted investees	(13,863)	(1,345)	(170,277)	(17,758)
(+) Non-recurring expenses	18,907	-	32,255	-
(+/-) Adjustments related to business combination	43,187	8,134	100,182	58,037
(+) Amortization of intangible assets from business combinations	29,554	29,142	59,917	57,599
(+/-) Changes in accounts payable to selling shareholders	8,695	(33,348)	26,296	(26,320)
(+) Interest expenses, net (adjusted by fair value)	4,938	12,340	13,969	26,758
(+/-) Non-cash adjustments related to derivative instruments and convertible notes	(24,244)	(19,571)	(79,227)	(125,220)
(+/-) Tax effects	90,933	(8,500)	59,271	(24,640)
Adjusted Net Income (Loss)	78,135	(23,183)	36,110	8,072

Net Revenue	470,962	412,137	1,005,868	842,174
Adjusted Net Income Margin	16.6%	-5.6%	3.6%	1.0%
Weighted average shares	66,242	55,917	66,012	56,008
Adjusted EPS	1.18	(0.41)	0.55	0.14

Reconciliation of Free Cash Flow

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit before income taxes	(109,598)	(12,114)	(48,915)	96,776
(+/-) Non-cash adjustments to reconcile Adj, EBITDA to cash from operations	238,172	128,366	303,287	144,943
(+/-) Working capital (Changes in assets and liabilities)	(38,859)	75,310	111,167	52,629
Cash from operations	89,715	191,562	365,539	294,348
(-) Income tax paid	(2,222)	(4,792)	(33,387)	(47,474)
(-) CAPEX	(42,374)	(51,967)	(79,414)	(104,451)
Free cash flow to firm	45,119	134,803	252,738	142,423
(-) Interest paid on loans and financings & lease liabilities	(18,505)	(17,451)	(131,462)	(34,338)
(-) Interest paid on accounts payable to selling shareholders	(73,341)	(36,536)	(73,568)	(36,914)
(-) Payments for contingent consideration[2]	(19,620)	(70,541)	(37,221)	(70,541)
(-) Payments of stock options[3]	-	(75,578)	-	(75,578)
Free cash flow	(66,347)	(65,303)	10,487	(74,948)
(-) M&A classified as payments for contingent consideration[2]	19,620	70,541	37,221	70,541
(-) M&A classified as payments of stock options[3]	-	75,578	-	75,578
(-) M&A classified as intangible assets acquisition (CAPEX1)	-	8,701	-	14,208
Free cash flow (managerial)	(46,727)	89,517	47,708	85,379

1)	For 2022, is related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22), from the accounting CAPEX of R$42.4 million in 1Q22 and R$37.0 million in 2Q22.

2)	Related to M&A payment (difference between amount in the PPA and the final transaction amount calculated by the earn-out multiple related to the acquisition of subsidiaries).

3)	Related to M&A payment (Geekie employees’ SOP).

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Free cash flow to firm	45,119	134,803	252,738	142,423
(+) M&A classified as CAPEX¹	-	8,701	-	14,208
Free cash flow to firm (managerial)	45,119	143,504	252,738	156,631

1)	For 2022, is related to M&A payments (PGS’ and Mentes’ acquisition, being R$5.5 million in 1Q22 and R$8.7 million in 2Q22), from the accounting CAPEX of R$42.4 million in 1Q22 and R$37.0 million in 2Q22.

Reconciliation of Taxable Income

	Three-month period ended June 30,		Six-month period ended June 30,
(In thousands of Brazilian reais)	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit before income taxes	(109,598)	(12,114)	(48,915)	96,776
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	18,778	(16,582)	43,907	(18,814)
(+) Amortization of intangible assets from business combinations before incorporation¹	4,087	6,094	8,268	13,846
(+/-) Changes in accounts payable to selling shareholders¹	(49,413)	(6,269)	(58,639)	23,604
(+/-) Share of loss of equity-accounted investees	591	14,294	1,443	19,936
(+) Net income from Arco Platform (Cayman)	(14,102)	5,007	(191,544)	(104,508)
(+) Fiscal loss without deferred	12,257	6,695	14,187	11,846
(+/-) Provisions booked in the period	33,923	12,834	137,279	44,119
(+) Tax loss carryforward	195,478	7,344	265,365	37,023
(+) Others	2,840	5,092	3,368	10,172
Taxable income	94,841	22,395	174,719	134,000

Current income tax under actual profit method	(32,245)	(7,614)	(59,404)	(45,560)
% Tax rate under actual profit method	34.0%	34.0%	34.0%	34.0%
Effective current income tax	(32,245)	(7,614)	(59,404)	(45,560)
% Effective tax rate	34.0%	34.0%	34.0%	34.0%
(+) Recognition of tax-deductible amortization of goodwill and added value²	20,694	15,546	41,387	26,868
(+/-) Other additions (exclusions)	11,967	106	3,348	4,883
Effective current income tax accounted for goodwill benefit	416	8,038	(14,669)	(13,809)
% Effective tax rate accounting for goodwill benefit	-0.4%	-35.9%	8.4%	10.3%

1)	Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss.

2)	Added value refers to the fair value of intangible assets from business combinations.